SECURITIES AND EXCHANGE COMMISSION
                    Washington D.C.  20549


                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934


                    BLACKHAWK BANCORP, INC.
                    a Wisconsin corporation
                       (Name of Issuer)


            Common Stock, $.01 Par Value Per Share
                (Title of Class of Securities)

                          09237E 10 5
                        (CUSIP Number)

                       Jesse L. Calkins
       Senior Vice President and Chief Financial Officer
                    Blackhawk Bancorp, Inc.
                       400 Broad Street
                   Beloit, Wisconsin  53511
                        (414) 354-1500
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        With a copy to:
                    James D. Friedman, Esq.
                        Quarles & Brady
                   411 East Wisconsin Avenue
                  Milwaukee, Wisconsin  53202
                        (414) 277-5735

                       December 16, 1996
    (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                          SCHEDULE 13D

 I.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Dennis M. Conerton
          [Social Security Number can be voluntarily provided.]

 II. Check the Appropriate Box if a Member of a Group
     (a)  [ ]  (b)  [ ]

 III.     SEC Use Only

 IV. Source of funds
          00

 V. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 VI. Citizenship or Place of Organization
          Wisconsin

     Number of Shares Beneficially Owned by Each Reporting Person With:

 VII.     Sole Voting Power
          135,508

 VIII.    Shared Voting Power
          0

 IX. Sole Dispositive Power
          135,508

 X.  Shared Dispositive Power
          0

 XI. Aggregate Amount Beneficially Owned by Each Reporting Person
          135,508

 XII.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares
          []

 XIII.    Percent of Class Represented by Amount in Row (11)
          5.77%

 XIV.     Type of Reporting Person
                     IN
ITEM 1.   SECURITY AND ISSUER.

 Name of Issuer and Address of Principal Executive Offices:

          Blackhawk Bancorp, Inc.
          400 Broad Street
          Beloit, Wisconsin  53511

 Security to Which This Statement Relates:

          Common Stock, $.01 Par Value, per Share ("Blackhawk
           Common")

 ITEM 2.  IDENTITY AND BACKGROUND.

 (a)-(c) and (f). This Schedule 13D is filed on behalf of Mr. Dennis Conerton, an individual residing in Illinois. Mr. Conerton is President and Chief Executive Officer of Blackhawk Bancorp, Inc. ("Blackhawk"). The principal business office of Mr. Conerton is located at 400 Broad Street, Beloit, Wisconsin 53511, which is also Blackhawk's address.

 (d) and (e). During the last five years, Mr. Conerton has not (i) been con-victed in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such pro-ceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 Shares of Blackhawk Common Stock owned by Mr. Conerton were acquired by him in Blackhawk's initial public offering in 1990 at a price of $10.00 per share ($3.33 after adjustment for Blackhawk's 1994 2-for-1 stock split and its 1995 3-for-2 stock split). Mr. Conerton paid the purchase price for such shares of Blackhawk Common Stock with personal funds. Options for the purchase of additional shares of Blackhawk Common Stock held by Mr. Conerton were granted to him either as fees for services as a director pursuant to the Blackhawk Bancorp, Inc. 1990 Director Stock Option Plan or as additional compensation for his services as an executive officer pursuant to the Blackhawk Bancorp, Inc. 1994 Executive Stock Option Plan.

 ITEM 4.  PURPOSE OF THE TRANSACTION.

 Mr. Conerton has served as a director of Blackhawk since its 1990 initial public offering and, as of February 20, 1995, was appointed as Blackhawk's President and Chief Executive Officer. Mr. Conerton purchased shares of Blackhawk's Common Stock in its initial public offering. In addition, prior to becoming the President and Chief Executive Officer of Blackhawk, Mr.
 Conerton received annual grants of options pursuant to Blackhawk's 1990 Directors Stock Option Plan. The terms of that Plan provide for the annual vesting of one-third of the options granted thereunder. When Mr. Conerton was appointed as President and Chief Executive Officer, Blackhawk made a special grant of options to him under the Blackhawk 1994 Executive Stock
 Option Plan. Mr. Conerton has continued to participate in that Plan and has received grants thereunder with other executive officers since that time. The Blackhawk 1994 Executive Stock Option Plan also provides for the annual vesting of one-third of the options granted thereunder.

 On February 14, 1997, options for the purchase of 30,000 shares of Black-hawk's Common Stock granted to Mr. Conerton under its 1994 Executive
 Stock Option Plan will become exercisable. As a result, Mr. Conerton's beneficial ownership (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) first exceeded 5% of all outstanding shares of Blackhawk's Common Stock on December 16, 1996 (60 days prior to the February 14, 1997 vesting date). As of December 16, 1996, Mr. Conerton owned 67,275 shares of Blackhawk Common Stock and held currently exercisable options or options exercisable within 60 days of that date for the purchase of an additional 68,233 shares of Blackhawk Common Stock, resulting in his beneficial ownership of Blackhawk Common Stock totalling 135,508 shares, or 5.77% of all outstanding shares of Blackhawk Common Stock as of that date (calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Rules of the Securities and Exchange Commission promulgated thereunder). Mr. Conerton has no present intention to effect any transactions in Blackhawk Common Stock or to exercise any of his options in the immediate future, nor does he have any plans or intentions to exercise any control over Blackhawk's management or policies other than in accordance with his duties as a Director and the President and Chief Executive Officer of Blackhawk.

 More specifically, Mr. Conerton has no plan or proposal which relates to or which would result in:

     (a) other than through the future exercise of options granted to him under Blackhawk's stock option plans, the acquisition by any person of additional securities of Blackhawk, or the disposition of securities of Blackhawk;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Blackhawk or any of its subsidiaries;

     (c) the sale or transfer of a material amount of assets of Blackhawk or any of its subsidiaries;

     (d) any change in the present board of directors or management of Blackhawk, including any plans or proposals to change the number or terms or directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of Blackhawk;

     (f) any other material change in Blackhawk's business or corporate structure;

     (g) changes in Blackhawk's articles of incorporation, bylaws or other actions which may impede the acquisition or control of Blackhawk by any person;

     (h) causing a class of securities of Blackhawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) a class of equity securities of Blackhawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  any action similar to any of those enumerated above.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

 (a) and (b). Mr. Conerton owns 67,275 shares of Blackhawk Common directly, and holds presently exercisable options (or options which will become exercisable within 60 days after December 16, 1996) for the purchase of up to an additional 68,233 shares of Blackhawk Common.

 (c). Except for Mr. Conerton's December 16, 1996 acquisition of beneficial ownership of 30,000 shares of Blackhawk Common Stock associated with the scheduled February 14, 1997 vesting of previously granted options for the purchase of such shares, there have been no transactions by Mr. Conerton with respect to Blackhawk Common during the 60 days preceding the date of this Schedule 13D.

 (d).  None.

 (e).  Not Applicable.

 ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

 Other than Blackhawk's 1990 Directors' Stock Option Plan and its 1994 Executive Stock Option Plan (see descriptions in Item 4 above), which are incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Mr. Conerton and any other person, or with respect to any securities of Blackhawk.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Mr. Conerton hereby incorporates into this Schedule 13D the following exhibits by reference to the filings set forth below:


                         EXHIBIT INDEX

 Exhibit
 No.



 1
 The Blackhawk Bancorp, Inc. 1990 Directors' Stock Option
 Plan is incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to Blackhawk's Registration Statement on
 Form S-1 (Reg. No. 33-32351).


 2
 The Blackhawk Bancorp, Inc. 1994 Executive Stock Option
 Plan, approved by Shareholders of Blackhawk in May 1994, is incorporated herein by reference to Exhibit 10.9 to Black-hawk's 1994 Annual Report on Form 10-KSB, dated March
 29, 1995.



                           SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  December 23, 1996


 /s/ Dennis M. Conerton
      Dennis M. Conerton